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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.       )

                            ------------------------

                            INTEK GLOBAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            INTEK GLOBAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  458134 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROBERT J. SHIVER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 99 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 949-4200
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             NANCY H. WOJTAS, ESQ.
                         MANATT, PHELPS & PHILLIPS, LLP
                          11355 WEST OLYMPIC BOULEVARD
                         LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-4000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Intek Global Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 99 Park Avenue, New York, New York 10016. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF PURCHASER

     This statement relates to a tender offer by IGC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Security Services plc, a public limited company incorporated under the laws of England and Wales ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 16, 1999 (as amended or supplemented, the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $2.75 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required transfer and withholding taxes, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). As set forth in the Schedule 14D-1, the principal executive offices of each of Purchaser and Parent are located at Sutton Park House, 15 Carshalton Road, Sutton, Surrey SM1 4LD, United Kingdom.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 1999 (the "Merger Agreement"), among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any affiliate of Parent, and Shares owned by stockholders who have properly exercised their appraisal rights under the Delaware General Corporation Law ("DGCL")) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive the Offer Price in cash, without interest and less any required transfer and withholding taxes (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent or their executive officers, directors and affiliates.

     (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger; Share Ownership -- Security Ownership" and "-- Related Party Transactions" in the Offer to Purchase and under the captions "How Do We Compensate Directors?," "Certain Relationships and Related Transactions," "Summary Compensation Table," "Option Grants in Last Fiscal Year," "Employment Agreement with Chairman and Chief Executive Officer" and "Employment Agreements with Certain Executive Officers" on pages 8 to 15 of the Company's Proxy Statement, dated February 11, 1999, for the Company's 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting Proxy Statement"), a copy of which was previously furnished to stockholders. A copy of such portions of the 1999 Annual Meeting Proxy Statement is filed as Exhibit 99.2 hereto and is incorporated herein by reference. Each other material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is set forth below.
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  1988 Key Employee Stock Plan

     The Company's 1988 Key Employee Stock Plan (the "1988 Plan") provides that 500,000 Shares will be reserved for issuance upon the exercise of options to be granted. Options granted pursuant to the 1988 Plan may be intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or may be "nonqualified stock options" which are not intended to qualify under any provision of the Code. Incentive stock options are to be exercisable at a price equal to the fair market value or 110% of fair market value for persons who have in excess of a 10 percent voting interest in all classes of the Company's stock prior to the date of grant. No optionee may be granted options to purchase more than 400,000 Shares under the 1988 Plan.

     The 1988 Plan is required to be administered by the Stock Option Committee of the Board of Directors of the Company (the "Company Board"). The Stock Option Committee has the authority to designate participants and to determine the terms and provisions of each option agreement, and interpret and amend the 1988 Plan. The persons eligible to receive options under the 1988 Plan are all officers or other key employees of the Company and its subsidiaries.

  1994 Stock Option Plan

     The Company's 1994 Stock Option Plan (the "1994 Plan") provides for the granting of stock options for up to an aggregate of 600,000 Shares. The purpose of the 1994 Plan is to enable the Company and its subsidiaries to attract and retain officers and other key employees and consultants and provide them with appropriate incentives and rewards for superior performance. The 1994 Plan is intended to advance the interests and long-term success of the Company by encouraging stock ownership among those who participate in the 1994 Plan and thereby increasing the personal involvement of the participants with the fortunes of the Company. The 1994 Plan provides for the granting of incentive stock options and nonqualified stock options. Each grant shall specify the number of Shares to which it pertains; provided, however, that no optionee shall be granted stock options for more than 60,000 Shares in any fiscal year of the Company.

     The purchase price per Share that is payable upon the exercise of nonqualified stock options granted under the 1994 Plan may be equal to or greater than the fair market value of a Share on the date of grant; provided, however, that the purchase price per Share payable upon the exercise of incentive stock options must be at least equal to the fair market value thereof on the date of grant.

     Incentive stock options and nonqualified stock options may be granted under the 1994 Plan to those officers, including officers who are also directors of the Company, other key employees or consultants of the Company and its subsidiaries who are selected by the Stock Option Committee.

  1994 Directors' Stock Option Plan

     Under the terms of the Company's 1994 Directors' Stock Option Plan (the "Directors' Plan"), each director who is not a director on September 23, 1994 will receive, on the date of his or her initial election as a director, an option to purchase 20,000 Shares. Options are exercisable on the first anniversary of the date of grant, provided the optionee remains a director on such anniversary. Options may be granted under the Directors' Plan only to directors of the Company. No person may receive an option pursuant to the Directors' Plan more than once.

     The purpose of the Directors' Plan is to advance the interests of the Company by providing additional incentive to attract and retain qualified and competent directors upon whose efforts and judgment the success of the Company is largely dependent, by encouraging such persons to own stock of the Company. A total of 300,000 Shares are reserved for issuance under the Directors' Plan.

     Stock options under the Directors' Plan will be nonqualified for purposes of the Code. The purchase price per Share that is payable upon the exercise of stock options granted under the Directors' Plan must be equal to the fair market value of a Share on the date of grant.

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  1997 Performance and Equity Incentive Plan

     The purposes of the Company's 1997 Performance and Equity Incentive Plan (the "1997 Plan") are to attract, retain and motivate key employees, nonemployee directors and independent contractors, to compensate them for their contributions to the Company's growth and profits and to encourage them to own Shares. The 1997 Plan authorizes the issuance of awards to certain employees, nonemployee directors and independent contractors selected by the compensation committee to receive such awards.

     A total of 4,000,000 Shares are authorized for issuance under the 1997 Plan. In addition to the overall share limit, two special limits apply: (1) the maximum number of Shares underlying an award that is measured in stock that can be granted to any single participant over the life of the 1997 Plan is 3,000,000; and (2) the maximum dollar amount that may be paid to any single participant with respect to an award measured in cash over the life of the 1997 Plan is $3,000,000.

     The compensation committee of the Company Board will administer the 1997 Plan, select participants from among eligible employees, and determine the form, terms and conditions of awards. Subject to certain limitations, the compensation committee may from time to time delegate some or all of its authority to other persons.

     The 1997 Plan authorizes the following awards based upon Shares: stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units and cash awards. Stock options may be either nonqualified or incentive stock options.

     Generally, the compensation committee will issue stock options at an exercise price no less than the fair market value of Shares on the date of grant. However, in special situations, the compensation committee may grant a nonqualified stock option at less than the fair market value of Shares on the date of grant.

  Stock Option Grants

     On February 25, 1999, the compensation committee granted, pursuant to the 1997 Plan, to each of Howard Frank, Robert B. Kelly, Eli M. Noam, John Wareham, Steven L. Wasserman, Roger Wiggs and Michael G. Wilkinson, all directors of the Company, and Robert J. Shiver, the Chairman and Chief Executive Officer of the Company, options to purchase 25,000 Shares at an exercise price of $2.25 per share.

     On February 25, 1999, the compensation committee granted, pursuant to the 1997 Plan, to George Naspo, the Company's Executive Vice President, an option to purchase 125,000 Shares at an exercise price of $2.25 per share.

     (b)(2) The Merger Agreement. The information set forth under "SPECIAL FACTORS -- The Merger Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     The Company Board, acting on the unanimous recommendation of a special committee thereof (the "Independent Committee"), has (with abstentions by the two directors who are employees of affiliates of Parent and Purchaser) unanimously (i) determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders (excluding Parent, Purchaser or any affiliate of Parent), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) declared the advisability of the Merger Agreement and the transactions contemplated thereby, and (iv) recommended that the Company's stockholders (other than Parent and its affiliates) accept the offer and tender all of their Shares pursuant to the Offer.

     (b) Background of the Transaction

     The information set forth under "SPECIAL FACTORS -- Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

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     (c) Reasons for the Recommendation

     The information set forth under "SPECIAL FACTORS -- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to an engagement letter agreement dated February 3, 1999 (the "Engagement Letter"), Bear, Stearns & Co. Inc. ("Bear Stearns") has been retained by the Company, on behalf of the Independent Committee, to act as the Independent Committee's financial advisor with respect to the Independent Committee's evaluation of strategic alternatives for the Company, including any proposal received from Securicor plc. Bear Stearns also agreed to render, if requested by the Independent Committee, an opinion with respect to the fairness of the Offer Price, from a financial point of view, to the public stockholders of the Company. Pursuant to the engagement letter between the Company on behalf of the Independent Committee and Bear Stearns dated February 3, 1999, the Company has paid Bear Stearns for its services rendered to the Independent Committee fees of $675,000 (including an opinion fee of $400,000) and has agreed to pay a transaction success fee, that increases incrementally based on the amount of the offer price paid for the Shares, of approximately $3.1 million, less a credit for the fees paid to date. The Company has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel and of other consultants and advisors retained by Bear Stearns, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under federal securities law.

     On June 7, 1999, Bear Stearns delivered its written opinion to the Independent Committee to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Offer Price was fair, from a financial point of view, to the public stockholders of the Company.

     Bear Stearns has not been previously engaged by the Company to provide any investment banking or financial advisory services in connection with any mergers, acquisitions or business combinations or in connection with any offerings of equity or debt. In the ordinary course of business, Bear Stearns may actively trade the equity securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) The Company does not have any knowledge about whether any executive officer and director of the Company currently intends to tender to Purchaser any Shares over which he has sole dispositive power.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

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     (b) Except as described above or in Item 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The information set forth under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 99.1     Agreement and Plan of Merger, dated as of June 9, 1999 by
          and among the Company, Purchaser and Parent.
 99.2     Relevant portions of the Company's Proxy Statement on
          Schedule 14A, dated February 11, 1999.
 99.3     Confidentiality Agreement, dated January 19, 1999, by and
          between Parent and the Company.
 99.4     Opinion of Bear, Stearns & Co. Inc. dated June 8, 1999
          (included as Annex A to Exhibit 99.5).
 99.5     Offer to Purchase, dated June 16, 1999.
 99.6     Letter of Transmittal.
 99.7     Press Release issued by Parent and the Company dated June
          10, 1999.
 99.8     Summary Advertisement, as published in The Wall Street
          Journal on June 16, 1999.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INTEK GLOBEL CORPORATION

                                      By /s/ ROBERT J. SHIVER
                                        ----------------------------------------
                                        Robert J. Shiver
                                        Chairman and Chief Executive Officer

Dated: June 16, 1999

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                                 EXHIBIT INDEX

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                              PAGES
-------                           -----------                           ------------
 99.1     Agreement and Plan of Merger, dated as of June 9, 1999 by
          and among the Company, Purchaser and Parent.
 99.2     Relevant portions of the Company's Proxy Statement on
          Schedule 14A, dated February 11, 1999.
 99.3     Confidentiality Agreement, dated January 19, 1999, by and
          between Parent and the Company.
 99.4     Opinion of Bear, Stearns & Co. Inc. dated June 8, 1999
          (included as Annex A to Exhibit 99.5).
 99.5     Offer to Purchase, dated June 16, 1999.
 99.6     Letter of Transmittal.
 99.7     Press Release issued by Parent and the Company dated June
          10, 1999.
 99.8     Summary Advertisement, as published in The Wall Street
          Journal on June 16, 1999.

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